

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Michael L. Gravelle
General Counsel and Corporate Secretary
Foley Trasimene Acquisition Corp.
1701 Village Center Circle
Las Vegas, Nevada 89134

> **Re: Foley Trasimene Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2020**
> **File No. 333-238135**

Dear Mr. Gravelle:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed May 8, 2020

General

1. We note revised disclosure on pages 16 and 132 regarding forward purchase agreements with Cannae and THL. Please revise to clarify the material terms of the $300 million of commitments. Advise us of the purpose of the commitments, including whether it is expected that a business combination will be entered into with a company owned by or affiliated with Cannae or THL. We also note the disclosure on page 132 that affiliates of Cannae and THL will have ownership interests in Trasimene Capital FT, LP, and that they will indirectly own shares held by Trasimene. Please revise the beneficial ownership and related party transaction disclosure to clarify the anticipated holdings of Cannae and THL, as well as their relationships with you through "a portion of the founder shares and private placement warrants" or otherwise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alexander D. Lynch